Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this notice or as to the action you should take, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your ordinary shares in the capital of the Company (“Ordinary Shares”), please send this document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

It is important that you submit your proxy vote electronically. Proxies may be submitted electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if you request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL, in each case, so as to be received by no later than 2.00 p.m. (UK Time) on 14 December 2023 or 48 hours before any adjourned meeting. The electronic appointment of a proxy using Link Group’s Signal Shares share portal service or the completion and return of a Form of Proxy in hard copy form will not preclude shareholders from attending and voting at the General Meeting should they so wish. Any hard copy Form of Proxy should, to be valid, be completed and signed in accordance with the instructions printed on it.

If you require a hard copy Form of Proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group’s portal team on +44 (0)371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m. (UK Time), Monday to Friday, excluding public holidays in England and Wales.

If you hold your Ordinary Shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the General Meeting by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than 2.00 p.m. (UK Time) on 14 December 2023. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

A copy of this document will also be available on the Company’s website, https://www.mereobiopharma.com/gm2023

NOTICE OF THE GENERAL MEETING OF

MEREO BIOPHARMA GROUP PLC

(THE “COMPANY”)

to be held at the 5th Floor, One Cavendish Place, London W1G 0QF, United Kingdom

on 18 December 2023 at 2.00 p.m. (UK Time)

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements”. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this document, including, without limitation, statements regarding our status as a “foreign private issuer” and the consequences of losing such status are forward-looking statements. The words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are not guarantees of future performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of any such person, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to: we expect to lose our foreign private issuer status in the future which could result in significant additional costs and expenses. These and other important factors are discussed in the “Risk Factors” section of the Company’s annual reports and accounts and filings that the Company makes with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended 31 December 2022 and subsequent reports furnished on Form 6-K. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Contents

DEFINITIONS	4

LETTER FROM THE CHAIRMAN OF MEREO BIOPHARMA GROUP PLC	5

NOTICE OF GENERAL MEETING	7

Definitions

The definitions set out below apply throughout this document, unless the context requires otherwise:

“Articles of Association”	means the articles of association of the Company in force at the date of this document;

“Articles Amendment”	means the amendment to the Articles of Association described in paragraph 2 of the Letter from the Chairman of the Company contained in this document;

“Company”	means Mereo BioPharma Group plc;

“Directors”	means the directors of the Company as at the date of this document, whose names are set out on page 5 of this document;

“Exchange Act”	means the Securities Exchange Act of 1934;

“Form of Proxy”	means the form of proxy for use in relation to the General Meeting;

“General Meeting”	means the General Meeting of the Company, notice of which is contained in this document;

“Nasdaq”	means The Nasdaq Stock Market LLC;

“Notice of General Meeting”	means the notice convening the General Meeting contained in this document;

“Ordinary Shares”	means the ordinary shares of £0.003 each in the capital of the Company;

“Resolution”	means the resolution to be proposed at the General Meeting as set out in the Notice of General Meeting;

“Shareholders”	means the holders of Ordinary Shares; and

“UK Time”	means the time in the United Kingdom.

LETTER FROM THE CHAIRMAN OF MEREO BIOPHARMA GROUP PLC

(registered and incorporated in England and Wales with Company number 09481161)

Directors	Registered Office:

Michael Wyzga (Chairman)	4th Floor,
Dr. Denise Scots-Knight (Chief Executive Officer)	One Cavendish Place,
Dr. Jeremy Bender (Non-Executive Director)	London W1G 0QF
Dr. Anders Ekblom (Non-Executive Director)
Dr. Pierre Jacquet (Non-Executive Director)	16 November 2023
Dr. Annalisa Jenkins (Non-Executive Director)
Dr. Deepa Pakianathan (Non-Executive Director)
Justin Roberts (Non-Executive Director)
Dr. Daniel Shames (Non-Executive Director)
Marc Yoskowitz (Non-Executive Director)

(together, the “Directors”)

Dear Shareholder,

Notice of General Meeting

1.	Introduction

The purpose of this document is to provide you with details of the General Meeting of the Company to be held on 18 December 2023 at 2.00 p.m. (UK Time) and convened by the formal Notice of General Meeting set out on page 7 of this document.

This letter also explains the background to and reasons for the resolution which will be proposed at the General Meeting (the “Resolution”), why the Directors consider the Resolution to be in the best interests of shareholders of the Company as a whole and why they unanimously recommend that Shareholders vote in favour of the Resolution.

2.	Background to and reasons for the Resolution

The Company currently qualifies as a “foreign private issuer” under the Exchange Act. As a “foreign private issuer”, the Company relies on certain home country governance practices rather than the corporate governance requirements of Nasdaq applicable to U.S. domestic companies, as is permitted by the listing requirements of Nasdaq.

With effect from 1 January 2024, the Company will no longer qualify for “foreign private issuer” status and it will therefore be subject to, amongst other rules and requirements, the Nasdaq listing requirements applicable to U.S. domestic companies, including, but not limited to, requirements with respect to the composition of the board of directors and committees, certain corporate governance matters and shareholder approval of certain actions.

The Board is committed to ensuring that the Company will be in compliance with all applicable additional rules and requirements as of 1 January 2024 and the Company, together with its advisers, have therefore undertaken a detailed review of its existing governance arrangements in order to identify and implement any required changes.

As part of this review, it has been identified that, in order to comply with Nasdaq Listing Rule 5620(c), the Articles of Association must be amended so as to specify that the quorum for any meeting of the Shareholders shall not be less than 33 1/3 per cent. of the issued and outstanding Ordinary Shares (the “Articles Amendment”).

The Resolution gives effect to the Articles Amendment and is proposed as a special resolution, requiring the approval of the Shareholders at the General Meeting by a majority of not less than 75 per cent.

Approval by Shareholders of the Resolution will ensure that the Company is in compliance with the Nasdaq listing rules pertaining to Shareholder meeting quorum requirements as of 1 January 2024. Therefore, the Directors consider the Resolution to be in the best interests of Shareholders of the Company as a whole and unanimously recommend that you vote in favour of the Resolution.

3.	Action to be taken

Please submit your vote by proxy electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if you request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL, in each case, so as to be received by no later than 2.00 p.m. (UK Time) on 14 December 2023 or 48 hours before any adjourned meeting.

If you require a hard copy Form of Proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group’s portal team on +44 (0) 71 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

If you hold your Ordinary Shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the General Meeting by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than 2.00 p.m. (UK Time) on 14 December 2023 or 48 hours before any adjourned meeting. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

The appointment of a proxy will not preclude you from attending the General Meeting and voting in person if you so wish.

4.	Recommendation

The Directors consider that the Resolution to be proposed at the General Meeting is in the best interests of the Company and its shareholders as a whole and is likely to promote the success of the Company. The Directors unanimously recommend that you vote IN FAVOUR of the proposed Resolution, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

Michael Wyzga

Chairman

MEREO BIOPHARMA GROUP PLC

(the “Company”)

(registered and incorporated in England and Wales with company number 09481161)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of the Company will be held at 5th Floor, One Cavendish Place, London W1G 0QF, United Kingdom on 18 December 2023 at 2.00 p.m. (UK Time) to consider and, if thought fit, pass the following resolution as a special resolution.

1.

That, with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the replacement of article 39.2 and the addition and adoption of a new article 39.3, as follows:

“39.2	Subject to the provisions of Article 39.3, the requisite quorum for general meetings of the Company shall be two qualifying persons, as determined in accordance with the Companies Act 2006.

39.3

If and for so long as the Company is subject to the rules and requirements of a securities exchange and such securities exchange requires the Company to have a quorum for general meetings then, in addition to the requisite quorum requirement in Article 39.2, in order for such general meeting to be quorate at least 33 1/3 per cent. of the Company’s issued and outstanding Ordinary Shares (or such other amount as may be specified by such rules and requirements) must be present at such general meeting, whether represented in person (including, in the case of a corporate Member, by duly authorised representative) or by duly appointed proxy.”

BY ORDER OF THE BOARD

Charles Sermon	REGISTERED OFFICE

Company Secretary	4th Floor
One Cavendish Place
16 November 2023	London W1G 0QF

Notice of General Meeting Notes:

Entitlement to Attend and Vote

1.

To be entitled to attend and vote at the meeting (and for the purposes of the determination by the Company of the votes that may be cast in accordance with Regulation 41 of the Uncertified Securities Regulations 2001), only those members registered in the Company’s register of members at 6.00 p.m. (UK Time) on 14 December 2023 (or, if the meeting is adjourned at 6.00 p.m. (UK Time) on the date which is two business days prior to the adjourned meeting) shall be entitled to attend and vote at the meeting. Changes to the register of members of the Company after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Appointment of Proxies

2.

If you are a member of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You can appoint a proxy only using the procedures set out in these notes and the notes to the proxy form by no later than 2.00 p.m. (UK Time) on 14 December 2023 or 48 hours before any adjourned meeting.

3.

A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish your proxy to speak on your behalf at the meeting you will need to appoint your own choice of proxy (not the Chair of the meeting) and give your instructions directly to them.

4.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different Ordinary Shares. You may not appoint more than one proxy to exercise rights attached to any one Ordinary Share. To appoint more than one proxy, please indicate on your proxy submission how many Ordinary Shares it relates to.

5.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at their discretion. Your proxy will vote (or abstain from voting) as they think fit in relation to any other matter which is put before the meeting.

Appointment of Proxy Using Hard Copy Proxy Form

6.

A hard copy Form of Proxy has not been sent to you but you can request one directly from Link Group’s general helpline team on +44 (0) 371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m. (UK Time), Monday to Friday, excluding public holidays in England and Wales. Alternatively, you can request a hard copy Form of Proxy via email at shareholderenquiries@linkgroup.co.uk or via postal address at Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL. In the case of a member which is a company, the Form of Proxy must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy.

Appointment of a Proxy Online

7.

You may submit your proxy electronically using the Share Portal service at www.signalshares.com. Shareholders can use this service to vote or appoint a proxy online. The same voting deadline of 2.00 p.m. (UK Time) on 14 December 2023 or 48 hours before any adjourned meeting applies. Shareholders will need to use the unique personal identification Investor Code (“IVC”) printed on your share certificate. If you need help with voting online, please contact Link Group’s portal team on +44 (0) 371 664 0391 or via email at shareholderenquiries@linkgroup.co.uk. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m. (UK Time), Monday to Friday, excluding public holidays in England and Wales.

Appointment of Proxies Through CREST

8.

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) of it by using the procedures described in the CREST Manual (available from https://www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited’s (EUI) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID: RA10) by no later than 2.00 p.m. (UK Time) on 14 December 2023 or 48 hours before any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

9.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

10.

In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of Proxies via Proxymity

11.

If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged 48 hours (excluding non-working days) before the time of the meeting in order to be considered valid or, if the meeting is adjourned, by the time which is 48 hours before the time of the adjourned meeting. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. An electronic proxy appointment via the Proxymity platform may be revoked completely by sending an authenticated message via the platform instructing the removal of your proxy vote.

Appointment of Proxy by Joint Members

12.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding, the first-named being the most senior.

Changing Proxy Instructions

13.

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cut-off times for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using a hard-copy Form or Proxy and would like to change the instructions using another hard-copy Form or Proxy, please contact Link Group as per the communication methods shown in note 6. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Termination of Proxy Appointments

14.

In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Link Group, at the address shown in note 6. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed, or a duly certified copy of such power or authority, must be included with the revocation notice. The revocation notice must be received by Link Group no later than 48 hours before the meeting. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid. Completion of a proxy will not preclude you from attending the General Meeting and voting in person if you so wish.

Corporate Representatives

15.

A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same Ordinary Share.

Issued Shares and Total Voting Rights

16.

As at close of business on the day immediately prior to the date of posting of this notice of General Meeting, the Company’s issued share capital comprised 701,217,089 Ordinary Shares. Each Ordinary Share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at close of business on the day immediately prior to the date of posting of this notice of General Meeting is 701,217,089.

Electronic address

17.

You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act 2006) provided in this notice of General Meeting (or in any related documents including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Documents

18.

A copy of the Articles of Association marked up to show the changes proposed in the Resolution will be available at https://www.mereobiopharma.com/gm2023 from the date of this Notice until the end of the General Meeting.

MEREO BIOPHARMA GROUP PLC

4th Floor

One Cavendish Place

London W1G 0QF

United Kingdom

Perivan.com

267167